UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-33853

Trip.com Group Limited

(Registrant’s Name)

30 Raffles Place, #29-01

Singapore 048622

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

This current report on Form 6-K is being furnished to report that following the pricing of the underwritten public offering of ordinary shares of MakeMyTrip Limited (“MakeMyTrip”), an investee of Trip.com Group Limited (the “Company”), it is expected that MakeMyTrip will pay between around US$2.5 billion and around US$3.0 billion as consideration for the sale of a portion of MakeMyTrip’s Class B ordinary shares held by the Company to MakeMyTrip pursuant to the share repurchase agreement entered into on June 16, 2025. The closing of the repurchase transaction is contingent upon the closing of MakeMyTrip’s underwritten public offering of ordinary shares and concurrent offering of convertible senior notes pursuant to Rule 144A, among other things, in accordance with the share repurchase agreement.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release – Trip.com Group Announces Updates on Its Investments in MakeMyTrip

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIP.COM GROUP LIMITED

By	:	/s/ Cindy Xiaofan Wang
Name	:	Cindy Xiaofan Wang
Title	:	Chief Financial Officer

Date: June 18, 2025